November 16, 2004



Via Facsimile (202) 966-9409 and U.S. Mail

Victor L. Cangelosi
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Re:	First Southern Bancshares, Inc.
Schedule 13E-3/A filed November 12, 2004
Revised Schedule 14A filed November 12, 2004
SEC File No. 5-55849

Dear Mr. Cangelosi:

We have reviewed the amended filings listed above and have the following additional comments. All defined terms we use in this letter have the same meaning as in the proxy statement, unless otherwise indicated.

Schedule 13E-3

1. We note your response to comment 19 in our letter dated October 19, 2004. Regarding the filing of the Mercer report as an exhibit to
Schedule 13E-3, we will await word on whether your request for a continuing hardship exemption has been granted. Obviously, if it is not, you must file this report promptly.

Schedule 14A

General

2. As discussed, briefly outline why you believe Regulation M is not applicable to the distribution of common shares in the private placement that will occur contemporaneously with the going private merger.

3. In comment 2 in our prior comment letter, we asked you to consider adding certain affiliates of First Southern as filing persons on the
Schedule 13E-3. You have done that, but you don`t appear to have added all of the disclosure required by Schedule 13E-3 as to each filing person individually. For example, you do not appear to have added a fairness determination and analysis for each of Messrs. Bishop, Walker, Rogers, McKinney, Johnson, Beadle, Schlosser and Morgan. Please revise to include this and all other information required by Schedule 13E-3.

Effects of Going Private Merger on Officers, Directors and
Affiliates
of First Southern, page 5

4. See prior comment 5. This section should present the percentage of shares currently owned by officers and directors, versus the percentage that group will hold after the merger.

The Series A Preferred Stock, page 8

5. We note this new section added in response to prior comment 6. However, we believe it must be expanded to address why First Southern elected to engage in the preferred share exchange, and why at this time. It should also identify any affiliates of the company who owned the Series A preferred. If affiliates own the preferred, you may need to make additional revisions to the sections of the proxy statement where their interests in this transaction are described.

Background of the Going Private Merger Proposal, page 16

6. On page 20 of the revised proxy statement, you have added disclosure concerning Sheshunoff`s analyses. The new disclosure indicates that Sheshunoff developed estimates as to the potential cost savings to First Southern from not being a reporting company, in assessing the fairness of the proposed merger to those shareholders who will remain. However, no such analyses appear in the section of the proxy statement describing Sheshunoff`s analyses. Please revise to present those cost estimates and the per share savings Sheshunoff attributed to remaining shareholders.

7. Expand on the new disclosure at the top of page 21 explaining why you hired a second fairness advisor to consider the unsolicited bid for First Southern. For example, describe the interest Sheshunoff had that prevented it form analyzing this offer. Explain why, despite this interest, Sheshunoff did in fact consider it as part of its fairness analysis.

8. Refer to comment 20 in our prior letter and the new disclosure you have added on page 21. Obviously, the reasons why the Board elected to pursue this transaction instead of an alternate one at a higher value are critical for shareholders in making an informed voting decision. Stating that the Board determined that any further consideration of the indication of interest "would not be productive" is not helpful in explaining why. Please revise.

Mercer Capital`s Analysis of Unsolicited Indication of Interest,
page
21

9. In the introduction, provide the date the indication of interest was received.

10. In the second paragraph of the introduction subsection (at the bottom of page 21), you state that the summary is "not a complete description of all analyses performed and factors considered by Mercer..." However, Item 1015 requires you to describe all material analyses. Please revise.

11. On page 25, present the analyses Mercer performed with respect to
First Southern remaining independent. Does "independent" in this context refer to First Southern as a private company, or as a continuing publicly held company? (see the next comment below). Also, summarize the underlying assumptions used in that analysis.

12. It appears that Mercer didn`t compare the value of the unsolicited offer to the per share value to be received in this transaction by those shareholders who will be cashed out. If this is the case, it should be prominently disclosed. You should also explain why not.

Recommendation of the Board of Directors..., page 42

13. Under "Control Value" on page 44, clarify how the unsolicited offer resulted in a per share value of $1.50 per share, when it was valued at over $2.00, a portion of which was to be paid in cash.

14. In the same section, explain the sentence you added about why the
Board did not consider the value of the unsolicited offer. For example, explain what you mean by your reference to that offer as "incomplete." In addition, why did the fact that that offer was to be paid in part with the acquiring company`s stock make the value of the offer irrelevant to the Board in assessing the fairness of this proposed transaction?

Closing Comments

Please respond to these comments by filing a revised preliminary proxy statement and an amended Schedule 13E-3. In addition, submit a response letter via EDGAR, "tagged" as correspondence, that cites the location in your filing of any changes made in response to the above comments or otherwise.

If you do not agree with a comment or comments, please tell us why in your response letter. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 942-1773. You may also reach me via facsimile at (202) 942-9638.


						Sincerely,




						Christina Chalk
						Special Counsel
						Office of Mergers and Acquisitions
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Victor Cangelosi, Esq.
November 16, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE